

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 12, 2011

Via E-Mail
Mr. Gerald H. Lipkin
Chairman of the Board, President and Chief Executive Officer
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

Re: Valley National Bancorp
File No. 001-11277
Form 10-K for the fiscal year ended December 31, 2010, filed March 1, 2011
Schedule 14A, filed March 11, 2011
Form 10-Q for the quarterly period ended March 31, 2011, filed May 9, 2011

Dear Mr. Lipkin:

We have reviewed your proposed responses to our letter to you dated July 28, 2011 and have the following additional legal comments. We will send any accounting comments to you in a separate letter. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Business, page 3

1. We note your response to comment 1. Please revise your disclosure consistent with Item 101(a)(1) to disclose the following:

    • any requirements, conditions, exceptions or qualifications to the FDIC loss sharing agreements, the consequences of any failure to fulfill the

> requirements and any limits on the amount or types of losses the FDIC will cover;
>
> - any limits or conditions on your ability to sell the acquired loans and the related loss sharing agreements; and
> - the date(s) under which the obligations of the FDIC to share losses expire and the dollar amount of loans that will mature after expiration of the shared loss period under the FDIC loss sharing agreements.

2. We note your response to comment 2 and your implicit statement in the last paragraph on page 2 of your response letter that thirty nine percent of your loan portfolio consists of loans that are covered by FDIC loss sharing agreements. Please provide to us and undertake to include in your future filings, a revised response as follows:

    - quantify the aggregate amount and percentage of your loan portfolio that was not originated by you;
    - clarify, here and elsewhere the extent to which consumer loans are home equity loans:
    - as we requested, in the section entitled "Loans Originated by Third Parties" on page 3 of your letter, expand your disclosure to disclose any material differences in underwriting standards in the thirty nine percent of your loans that you acquired from your standards, including the extent to which these loans are "no doc", subprime, and/or alt a loans; and
    - clarify on the 13th line of page three whether all of the loans that were not originated by you were "reviewed on an individual loan-by-loan basis by Valley prior to purchase to ensure each loan meets Valley's credit underwriting standards."

Schedule 14A, filed March 11, 2011

Executive Compensation, Executive Summary, page 23

3. We note your proposed response to comment 8. Please provide to us and undertake to include in your future filings, the following changes:
    - delete your claim that banks in the KBW Regional Bank Index and the top 200 financial institutions in the US experienced bank failures "at high levels" in 2010 or provide us with the basis for this claim; and
    - delete your claims that "many" banks in the KBW Regional Bank Index and the top 200 financial institutions in the US "reported greatly reduced earnings" in 2010 or quantify the percentage of each of these groups of banks whose earning were "greatly reduced" and quantify by percentage the amount of the decline in earnings that you consider to be "greatly reduced."

Peer Group Considerations, page 26

4. We note your proposed response to comment 9. Please provide to us and undertake
    to include in your future filings a revised response as follows. Please revise your
    justification for using a customized index for your compensation for your executive
    officers but instead of the Keefe, Bruyette & Woods Regional Banking Index which
    you use to compare your return to shareholders.
    *   We note one basis for not using the KBW Regional Banking Index is your claim
        that you use a customized index to "exclude banks of significantly different size."
        We note, however, that one third of the twenty four banks in your peer group have
        assets of more than fifty percent more than you with one bank having more than
        four times as many assets than you and another bank with assets of almost three
        times as many assets as you. Please revise accordingly.
    *   We note one basis for not using the KBW Regional Banking Index is your claim
        that you use a customized index to include banks that have "geographic
        proximity" to you. We note, however, that only three of the twenty four members
        in your customized peer group are in your primary market area New Jersey and
        only three are in New York while half (twelve) of the twenty four banks in your
        customized peer group are not in your region but are in states far from New Jersey
        including California, Texas, Oklahoma, Wisconsin, Minnesota, Missouri, Illinois,
        Ohio, Louisiana, and Mississippi. Please revise accordingly.
    As we have requested, noting that most of the companies in your peer group have
    revenues higher than you and more assets than you but lower net income than you do,
    disclose the reasons that you for set the ranges so broadly (revenues between $324
    million and $2.97 billion, net income between a loss of $132 million and a gain of
    $527 million, total assets between $6.84 million and $60.27 billion and market cap
    between $744 million and $7.21 billion).
    As we have requested in our two previous letters, disclose the basis for including in
    your customized peer group certain financial institutions but omitting other financial
    institutions that are within the same ranges. For instance, we note that according to
    the FDIC, there are eleven commercial banks in the State of New Jersey and thirty
    two in New York with assets over $1 billion but you only include three of the eleven
    from New Jersey and three of the thirty two from New York in your peer group.
    Please provide to us and undertake to include in your future
    filings a revised response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc D. Thomas at (202)551-3452 or Sharon M. Blume at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3775 with any questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director